Exhibit 99.1

NeuroSense Granted Brazilian Patent Covering PrimeC Composition

●	Patent Protection Through October 2042

●	Follows prior patent grants in the U.S. and Australia

●	Further strengthens NeuroSense’s global intellectual property portfolio

CAMBRIDGE, Mass., April. 6, 2026 /PRNewswire/ -- NeuroSense Therapeutics Ltd. (Nasdaq: NRSN) (“NeuroSense” or the “Company”), a late-clinical stage biotechnology company developing novel treatments for severe neurodegenerative diseases, today announced that the Brazilian Patent and Trademark Office (INPI) has granted Brazilian Patent No. BR 112024007727-6, entitled “Compositions Comprising Ciprofloxacin and Celecoxib.”

The granted Brazilian patent, following prior approval of the corresponding U.S. patent (12,097,185) and Australian patent (2022370513), provides protection for NeuroSense’s proprietary PrimeC composition in Brazil and extends patent coverage through October 2042, further strengthening the Company’s global intellectual property estate and supporting the long-term development and potential commercialization of PrimeC in ALS, Alzheimer’s disease and additional neurodegenerative indications.

“This patent grant further reinforces the strength and durability of our intellectual property strategy around PrimeC,” said Alon Ben-Noon, Chief Executive Officer of NeuroSense. “Securing composition-of-matter protection in Brazil is another important step in expanding our global IP footprint as we advance PrimeC toward pivotal development and potential commercialization.”

PrimeC is a proprietary fixed-dose oral therapy combining ciprofloxacin and celecoxib in a synchronized, extended-release formulation specifically targeted to deliver both agents in a coordinated manner - a key differentiator versus simple co-administration. The formulation is designed to enable consistent exposure across multiple disease pathways implicated in ALS, including neuroinflammation, iron dysregulation, and miRNA dysregulation, supporting a multi-target disease-modifying approach.

We are preparing for initiation of a Phase 3 pivotal clinical trial for PrimeC in ALS (PARAGON), following positive Phase 2b PARADIGM results and clearance from the FDA.

About NeuroSense

NeuroSense Therapeutics, Ltd. is a clinical-stage biotechnology company focused on discovering and developing treatments for patients suffering from debilitating neurodegenerative diseases. NeuroSense believes that these diseases, which include amyotrophic lateral sclerosis (ALS), Alzheimer’s disease and Parkinson’s disease, among others, represent one of the most significant unmet medical needs of our time, with limited effective therapeutic options available for patients to date. Due to the complexity of neurodegenerative diseases and based on strong scientific research on a large panel of related biomarkers, NeuroSense’s strategy is to develop combined therapies targeting multiple pathways associated with these diseases.

For additional information, we invite you to visit our website and follow us on LinkedIn, YouTube and X. Information that may be important to investors may be routinely posted on our website and these social media channels.

About PrimeC

PrimeC, NeuroSense’s lead drug candidate, is a novel extended-release oral formulation composed of a unique fixed-dose combination of two FDA-approved drugs: ciprofloxacin and celecoxib. PrimeC is designed to synergistically target several key mechanisms of ALS and AD, that contribute to neuron degeneration, inflammation, iron accumulation and impaired ribonucleic acid (“RNA”) regulation to potentially inhibit the progression of ALS and AD.

About ALS

Amyotrophic lateral sclerosis (“ALS”) is an incurable neurodegenerative disease that causes complete paralysis and death within 2-5 years from diagnosis. Every year, more than 5,000 people are diagnosed with ALS in the U.S. alone, with an annual disease burden of $1 billion. The number of people living with ALS is expected to grow by 24% by 2040 in the U.S. and EU.

About Alzheimer’s Disease

Alzheimer’s disease (AD) is a progressive neurodegenerative disorder and the leading cause of dementia worldwide, affecting more than 30 million people globally. AD is characterized by memory loss, cognitive decline, and behavioral changes, and currently has no cure. Existing therapies provide only limited symptomatic relief, leaving a significant unmet need for disease-modifying treatments that can slow or halt progression. Given the complexity of AD, approaches that target multiple disease mechanisms simultaneously, such as PrimeC, hold potential to deliver meaningful therapeutic advances for patients and their families.

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on NeuroSense Therapeutics’ current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict and include statements regarding the PrimeC pivotal trial. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. The future events and trends may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward looking statements. These risks include the risk that we do not complete in a timely fashion the PrimeC pivotal trial, and that the single pivotal trial will not be sufficient to support a New Drug Application submission; uncertainty regarding the timing of regulatory filings, meetings and regulatory decisions; outcomes and the timing of current and future clinical trials; the risk the PrimeC will not advance towards later-stage development, timing for reporting data, including from the study of PrimeC in Alzheimer’s disease; that the study will not be successful; the ability of NeuroSense to remain listed on Nasdaq; the going concern reference in our financial statements and our need for substantial additional financing to achieve our goals; and other risks and uncertainties set forth in NeuroSense’s filings with the Securities and Exchange Commission (SEC). You should not rely on these statements as representing our views in the future. More information about the risks and uncertainties affecting NeuroSense is contained under the heading “Risk Factors” in the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2026 and NeuroSense’s subsequent filings with the SEC. Forward-looking statements contained in this announcement are made as of this date, and NeuroSense undertakes no duty to update such information except as required under applicable law.

For further information: Email: info@neurosense-tx.com, Tel: +972 (0)9 799 6183

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